Concordia International Corp. Provides Further Update On Its Recently Completed Recapitalization Transaction and the Issue Price of its Private Placement
MISSISSAUGA, ON., September 12, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR) issued a further announcement today, at the request of the Investment Industry Regulatory Organization of Canada (IIROC) and further to the Company’s press release issued on September 11, 2018.
Concordia’s US$586.5 million private placement (the “Private Placement”) for new limited voting shares of Concordia, at a price of US$13.69 per limited voting share and representing in the aggregate approximately 87.69% of the outstanding limited voting shares of Concordia upon implementation of Concordia’s recapitalization transaction (“Recapitalization Transaction”), was contained in and completed as part of Concordia’s court-approved plan of arrangement under the Canada Business Corporations Act (the “CBCA Plan”), which was implemented on September 6, 2018.
As described in the Company's management information circular dated May 15, 2018, and previous press releases issued in connection with the Recapitalization Transaction, the terms of the Recapitalization Transaction and the CBCA Plan, including the terms and US$13.69 issue price of the Private Placement, were extensively negotiated among the Company, holders of its secured debt, holders of its unsecured debt, the participants in the Private Placement, and their respective advisors.
The Ontario Superior Court of Justice (Commercial List) approved the CBCA Plan on June 26, 2018.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to the Company becoming a leader in European specialty, off-patent medicines. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”,

“believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the Company's inability to become a leading European specialty off-patent medicines player, and risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com